SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 0-12508

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.
800 PHILADELPHIA STREET
INDIANA, PA 15701

Financial Statements and Supplemental Schedule
Thrift Plan for Employees of S&T Bank
Years ended December 2019 and 2018
With Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank
Financial Statements and Supplemental Schedule
Years ended December 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Thrift Plan Committee
S&T Bank
Indiana, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 18, 2020

Thrift Plan for Employees of S&T Bank
Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets:
Investments:
Short-term investment funds	6,854,528	6,131,215
Mutual funds	72,801,686	60,710,050
S&T Bancorp, Inc. common stock	19,551,675	19,561,947
Total investments	99,207,889	86,403,212

Accrued Dividends	—	1,265,053
Total Assets	99,207,889	87,668,265

Liabilities:
Participant administrative fee payable	—	—
Net assets available for benefits	$99,207,889	$87,668,265
See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2019	2018
Additions
Contributions:
Employer	$1,909,999	$1,753,189
Employee-payroll	5,312,220	4,797,173
Employee-rollover	417,145	217,855
	7,639,364	6,768,217

Investment income:
Dividends	919,028	3,074,171
Net appreciation in fair value of investments	14,593,458	—
	15,512,486	3,074,171
Total Additions	23,151,850	9,842,388

Deductions
Net depreciation in fair value of investments	—	(7,978,387)
Distributions to participants	(11,586,689)	(9,790,887)
Participant administrative fees	(25,537)	(24,512)
Total Deductions	(11,612,226)	(17,793,786)

Net (decrease) increase	11,539,624	(7,951,398)
Net assets available for benefits at beginning of year	87,668,265	95,619,663
Net assets available for benefits at end of year	$99,207,889	$87,668,265
See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank
Notes to Financial Statements
Years ended December 31, 2019 and 2018

1.	Description of the Plan
The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Plan Document, which can be obtained from S&T Bank (the Plan Sponsor and Employer).
General
The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor. The Plan is a defined contribution plan that covers all employees of S&T Bank.
In November 2019, the Plan Sponsor acquired DNB First, National Association. (Acquired Bank). Employees of the Acquired Bank who were retained by the employer were immediately eligible to participate in the Plan at the time of acquisition and received credit for prior service at he Acquired Bank at which they were formerly employed. The Acquired Bank had its own defined contribution plan, which the Acquired Bank’s board of directors approved for termination immediately prior to Acquired Bank’s acquisition date with the Plan Sponsor. Per the merger agreement, these employees were not permitted to take a distribution from the plan until the termination application for the plan was approved by the Internal Revenue Service. The Internal Revenue Service approved the termination of the DNB First, N.A. 401(k) Retirement Plan in April 2020, and active participants are permitted to roll over the balance during 2020.
Contributions
The Plan is a vehicle for accepting employee pre-tax and employer tax-deferred contributions. Participants determine the amount of their pre- or post-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of eligible compensation and 50% on the next 5% of eligible compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. There were no discretionary employer contributions during 2019 or 2018. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.
The Plan provides for automatic enrollment of newly eligible employees. Automatic pre-tax contributions are 6% of eligible compensation. Additionally, unless the participant changes his or her deferral percentage, the withholding will increase by 1% annually, up to a maximum of 10%. These pre-tax contributions and the employer matching contributions are invested in the Dodge & Cox Balanced Fund. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.
Participants may elect to invest their contributions in one or more of the 15 available investment options or in one of five risk-based portfolios. The risk-based portfolios are composed of varying allocations of the available investment options, which participants may select, based on their risk profile, ranging from conservative to aggressive. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made to the investment option holding S&T Bancorp, Inc. common stock. Participants are permitted to transfer all balances in their accounts between investment options.

In December 2018, the Plan was amended to include a Roth provision for contributions effective April 1, 2019.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant’s compensation or fund balances, respectively. The Plan passes through quarterly administrative fees to those participants no longer employed by the Employer. Fees paid by participants and the

Plan are further described under Administrative Fees in Note 2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Once the Participant completes two years of service with the Employer, Employer matching contributions and Employer discretionary contributions and the earnings thereon become 100% vested.

Notes Receivable from Participants
The Plan does not provide for notes receivable from participants.
Payment of Benefits
Upon termination of service from the Employer, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.
Retired participants may take partial distributions as frequently as once a quarter, however, they are required to receive a lump sum distribution at age 70 1/2 under Section 401(a)(9) of the Internal Revenue Code of 1986, as amended (the “Code”).
Terminated participants whose vested account balance is at least $1,000 but not more than $5,000 are subject to a mandatory rollover if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan. The participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan.
Forfeited Accounts
As of December 31, 2019 and 2018, participant forfeited accounts approximated $67,000 and $91,000, respectively. Forfeitures are used to reduce future Employer contributions. Forfeitures applied to Employer contributions in 2019 and 2018 approximated $74,000 and $103,000, respectively.

2.	Summary of Significant Accounting Policies
A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Thrift Plan Committee is responsible for establishing an accounting and financial reporting process for fair value measurements. The Thrift Plan Committee may look to the investment manager, trustee, or other service provider to assist in the mechanics of the valuation. However, the Thrift Plan Committee is responsible for obtaining sufficient information to evaluate and independently challenge the valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Plan uses a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.
The asset’s and liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2019 and 2018.

2.	Summary of Significant Accounting Policies (continued)

Mutual and money market funds - valued at the daily closing price as reported by the funds. Mutual and money market funds held by the Plan are open-ended funds that are registered within the Securities and Exchange Commission. The funds are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.
Common stock - valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Money Market Fund	6,854,528	—	—	6,854,528
Mutual Funds	72,801,686	—	—	72,801,686
Common Stock	19,551,675	—	—	19,551,675
Total Assets at Fair Value	$99,207,889	$—	$—	$99,207,889

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Money Market Fund	6,131,215	—	—	6,131,215
Mutual Funds	60,710,050	—	—	60,710,050
Common Stock	19,561,947	—	—	19,561,947
Total Assets at Fair Value	$86,403,212	$—	$—	$86,403,212
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan Sponsor evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers in or out of Levels 1, 2, or 3.
Payment of Benefits
Benefits are recorded when paid.
Administrative Fees
Participants pay fees for distributions from their accounts, for commissions on purchases and sales of S&T Bancorp, Inc. common stock, and for qualifications of domestic relations orders. The Plan passes through quarterly administrative fees to those participants who are no longer employed by the Employer. The Participants pay these fees directly to the Plan’s third-party administrator and record keeper, Transamerica.

All other expenses of maintaining the Plan are paid by the Employer.

3.	Transactions with Parties-in-Interest
Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. Transamerica is the third-party administrator and record keeper for the Plan; however, the Plan Sponsor retains primary responsibility for administration. State Street Bank and Trust Company (the Trustee) acts as trustee and custodian for the Plan.
At December 31, 2019 and 2018, respectively, the Plan held an aggregate of 485,274 and 516,965 shares of S&T Bancorp, Inc. common stock valued at $19,551,675 and $19,561,947.

4.	Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 2, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. While the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Plan Termination
Although it has not expressed any interest to do so, the Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

7.	Subsequent Events

Subsequent events are defined as events or transactions that occur after the statement of net assets available for benefits date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through June 18, 2020, the date that the financial statements were issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements except for the matter described in the following paragraph.

The coronavirus pandemic could materially and adversely affect the Plan, its operations, and its performance. Government-imposed quarantines have caused market performance of the investments to decline. Additionally, on March 27, 2020, the CARES Act was signed into law which provides Plan, Plan Sponsor, and participant relief. The Plan was amended, effective April 1, 2020 to adopt provisions of the CARES Act that permit an eligible participant to withdraw from his or her account (except Employer Matching Contributions) for coronavirus reasons through December 31, 2020. Under the CARES Act, the withdrawals are:

•Allowed up to $100,000 in total.
•Not subject to 20% mandatory tax withholding.
•Exempt from 10% early withdrawal penalty generally applicable to distributions made to participants who are 59-1/2 or younger.
•Eligible to be indirectly rolled into an IRA or employer plan within 3 years from the date the distribution is taken.
•If not indirectly rolled into an IRA or employer plan, included in gross taxable income, ratably, over 3 tax years (beginning with the tax year of the withdrawal), unless the participant elects to include all amounts in a single tax year.

In addition, the amendment waived the requirement to make Required Minimum Distributions (RMDs) for 2020, as follows:

•Participants who turned age 70½ prior to 2019 will not be required to receive an ongoing RMD for 2020.
•Participants who turned age 70½ in 2019 and who did not receive their first RMD for 2019 on or before January 1, 2020 will not have to receive their first (2019) RMD or their 2020 RMD.
•Beneficiaries receiving life expectancy payments will not be required to receive their 2020 beneficiary RMD.
•Beneficiaries who have an account balance in the plan subject to the five-year distribution rule may extend their required distribution by one year (full distribution of the account must be made by the 6th anniversary of the participant’s death).
•If a 2020 RMD is provided to any of the above, it may be rolled over to an IRA or employer plan. A participant’s RMD or beneficiary’s life expectancy RMD for 2021 will need to be paid.

The Plan Sponsor is unable to accurately predict how the coronavirus will affect the results of Plan operations because of the severity and duration of the pandemic are uncertain. However, while it is premature to accurately predict the ultimate impact of these developments, the Plan's results for the year ended December 31, 2020 may be materially impacted.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank
EIN: 25-0776600        Plan Number: 002
Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)
December 31, 2019

(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Number of Units or Shares Held		(e) Current Value

Vanguard Treasury Money Market Investor Shares	6,854,528	Units	6,854,528
Mutual Funds:
AB Discovery Value I	96,202	Units	1,898,075
American Funds Fundamental Investors Fund R5	134,363	Units	8,341,258
Brandes Emerging Markets Value Fund I	119,210	Units	1,112,231
Delaware Small Cap Valaue R6	127,170	Units	8,241,876
Dodge & Cox Balanced Fund	157,765	Units	16,028,929
Dodge & Cox Income	82,963	Units	1,163,972
Federated Short-Intermediate Total Ret Bond Fund	192,914	Units	2,006,304
Fidelity International Index	1,033	Units	44,386
Gabelli ABC Fund	118,559	Units	1,197,445
Neuberger Berman	268,601	Units	3,693,264
PIMCO Total Return Fixed Income Fund	558,067	Units	5,770,412
Vanguard 500 Index Admiral	41,270	Units	12,304,171
Vanguard Mid-Cap Index Adm	49,848	Units	10,999,363
Total Mutual Funds			72,801,686

S&T Bancorp, Inc. Common Stock*	485,274	Units	19,551,675

Total assets held at end of year			$99,207,889

*	Indicates party-in-interest to the Plan

SIGNATURES
The Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 18, 2020	/s/ Mark Kochvar
Mark Kochvar
Senior Executive Vice President & Chief Financial Officer